Trammell Crow Company
2001 Ross Ave., Ste. 3400
Dallas, TX 75201

September 20, 2004

VIA FAX AND EDGAR

Securities and Exchange Commission
Mail Stop 0-405
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Pamela W. Carmody, Esq.

  Re:
  Trammell Crow Company
  Schedule TO-I filed September 3, 2004
  (SEC File No. 5-52067)

Dear Ms. Carmody:

        In connection with the letter of our counsel, Vinson & Elkins L.L.P., also dated today, transmitting our response to the legal comments received from the staff of the Securities and Exchange Commission to the above-referenced Schedule TO-I, Trammell Crow Company, a Delaware corporation (the "Company"), hereby acknowledges:

          The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that the staff comments or changes to the disclosure in the Schedule TO-I made in response to the staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-I. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you need additional information, contact the undersigned at (214) 863-4015.

Very truly yours,
/s/ J. CHRISTOPHER KIRK
J. Christopher Kirk Executive Vice President, General Counsel and Secretary